Exhibit (b)(1)

STRICTLY PRIVATE AND CONFIDENTIAL

June 23, 2016

Nichi-Iko Pharmaceutical Co., Ltd.

1-6-21 Sogawa, Toyama City

Toyama Prefecture, Japan

Project NASA: Commitment Letter (Sagent)

Ladies and Gentlemen:

1. You have advised us that you intend to enter into an Agreement and Plan of Merger (including all exhibits and schedules thereto, the “Acquisition Agreement”) among you, your newly formed wholly-owned subsidiary (the “Purchaser”) and Sagent Pharmaceuticals, Inc. a Delaware corporation, having its registered office at 1209 Orange Street, in the city of Wilmington, County of New Castle, State of Delaware 19801 (the “Company”), pursuant to which the Purchaser will commence a tender offer (the “Tender Offer”) to provide for the purchase of any and all of the issued and outstanding shares of common stock of the Company, following which the Purchaser will merge with and into the Company (the “Transaction”). Unless otherwise provided herein, capitalized terms used but not defined herein have the meanings assigned to them in Exhibit A.

2. In connection with the Transaction, we are pleased to advise you of our commitment to provide JPY-dominated credit facility of JPY 65,000,000,000 (the “Facility”) upon the terms and solely subject to the conditions expressly set forth in this Commitment Letter and under the heading “Conditions precedent” in the term sheet attached hereto as Exhibit A (the “Term Sheet”).

3. You hereby appoint us as exclusive arranger and lender of the Facility. Until this Commitment Letter terminates, (a) no other person shall be appointed as arranger or lender; (b) no other titles shall be awarded; and (c) no other compensation shall be paid to any person other than us, in connection with debt financing for the Transaction; provided, however, that the foregoing does not apply if we have given a prior written consent.

4. You hereby represent and warrant that (with respect to information relating to the Company and its subsidiaries, to the best of your knowledge), (i) all information (the “Information”) (other than financial projections, financial forecasts, and other forward-looking information (collectively, the “Projections”)) that has been or will be made available in writing or in electronic format to us or any of our affiliates by you, any of your affiliates or any of your or their representatives on your or their behalf, is or will be, when taken as a whole, true and correct in all material respects and does not or will not, when furnished, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updated thereto) and (ii) the Projections that have been or will be made available to us or any of our affiliates by you, any of your affiliates or any of your or their representatives on your or their behalf have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made and at the time such Projections are made available to us, it being understood that actual results may differ materially from such Projections. If at any time, you become aware that any of the representations and warranties in the preceding sentence would be incorrect, you agree to supplement the Information from time to time such that the representations and warranties in the preceding sentence remain true and correct in all material respects (to the best of your knowledge with respect to Information and Projections relating to the Company and its subsidiaries). You acknowledge that we will be entitled to use and rely on the Information without independent verification thereof.

5. Our commitment hereunder is subject solely to satisfaction of each of the following conditions precedent on the drawdown date, and, as applicable, upon satisfaction of the following conditions, funding of the borrowings of the Facilities shall occur:

(a)	since the date of the Acquisition Agreement, there has not occurred any Company Material Adverse Effect (as defined in the Acquisition Agreement);

(b)	the Company’s board of directors has not expressed a recommendation that shareholders of the Company not apply for the Tender Offer; and

(c)	satisfaction of the other conditions set forth in the Term Sheet under the heading “Conditions Precedent”.

6. Notwithstanding anything in this Commitment Letter (including each of the exhibits attached hereto), the Term Sheet, the Facility Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to availability and funding of the Facility shall be (A) such representations and warranties made by the Company in the Acquisition Agreement as are material to the interests of the lenders, but only to the extent that the Purchaser has the right (taking into account applicable cure periods) to terminate its obligations under the Acquisition Agreement or to refuse to consummate the Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Acquisition Agreement (determined without regard to whether any notice is required to be delivered by the borrower) (such representations, the “Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below) made in the Facility Documentation and (ii) the terms of the Facility Documentation shall be in a form such that they do not impair the availability or funding of the Facility on the applicable drawdown date if the conditions set forth herein and above are satisfied (or waived by the Lender). For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower to be set forth in the Facility Documentation relating to corporate existence of the Borrower, corporate power and authority of the Borrower to execute, deliver and perform the Facility Documentation; due authorization, execution, delivery, and enforceability, in each case relating to the entering into and performance of the Facility Documentation; no conflict of the Facility Documentation with the Borrower’s organizational documents; the incurrence of indebtedness under and the use of the proceeds of the Facility not resulting in a breach of applicable laws; anti-social forces; and solvency of the Borrower on a consolidated basis at closing after giving effect the Transaction and the other transactions contemplated hereby (solvency to be defined as the status where (i) the fair value of the assets of the Borrower and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its subsidiaries on a consolidated basis; and (ii) the Borrower and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured). This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

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7. You agree (a) to indemnify and hold harmless us, our affiliates and our and their officers, directors, employees, agents and controlling persons (each, an “indemnified person”), from and against any and all losses, claims, damages, liabilities and expenses (collectively, “Losses”) to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Term Sheet, the Transaction, the Facility, the use or the proceeds thereof, or any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) relating to any of the foregoing, regardless of whether any such indemnified person is a party thereto or whether a Proceeding is brought by a third party or by you or any of your affiliates, and to reimburse each such indemnified person upon demand for any reasonable out-of-pocket legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to indemnified person, apply to Losses (i) to the extent they have resulted from the gross negligence, bad faith or willful misconduct of such indemnified person or (ii) arising out of a material breach by such indemnified person of its obligations under this Commitment Letter; and (b) regardless of whether or not the Facility Documentation is executed and/or the transactions contemplated herein or therein are consummated and notwithstanding any termination or expiry of this Commitment Letter, to reimburse us and our affiliates for all reasonable out-of-pocket expenses (including legal counsel’s fees, charges and disbursement) incurred in connection with the Facility and the preparation of this Commitment Letter, the Term Sheet, the Facility Documentation and any fee letters in connection therewith. The “Facility Documentation” means the definitive documentation for the Facility to be prepared in accordance with the Term Sheet. No indemnified person shall be liable for any damages arising from the use by unintended recipients of Information or other materials obtained through electronic, telecommunications or other information transmission systems except to the extent they have resulted from the gross negligence, bad faith or willful misconduct of such indemnified person, or for any special, indirect, consequential or punitive damages in connection with the Facility.

8. If any event occurs in respect of which indemnification may be sought from you, the relevant indemnified person shall promptly notify you in writing after the relevant indemnified person becomes aware of such event, consult with you with respect to the conduct of the relevant Proceeding, and shall not settle any such Proceeding without your prior written consent.

9. This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto, and any attempted assignment without such consent shall be void. Unless you otherwise agree in writing, we shall retain exclusive control over all rights and obligations with respect to the commitments in respect of the Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and us. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (e.g., “pdf”) shall be effective as delivery of a manually executed counterpart of this Commitment Letter. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to be relied upon, confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons.

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10. This Commitment Letter shall be governed by, and construed in accordance with, the laws of Japan, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

11. You acknowledge that we and/or one or more of our affiliates may provide debt financing, equity capital, financial advisory and/or other services to parties whose interest may conflict with interests of you and/or your affiliates and by signing this Commitment Letter you are consenting to debt financing, equity capital, financial advisory and/or other services being provided to such parties. Be assured, however, that consistent with our policy to hold in confidence the affairs of our customers, neither we nor any of our affiliates will use confidential information obtained from you or your affiliates or representatives in connection with providing services to any of our other customers or furnish such confidential information to any of our other customers. By the same token, neither we nor any of our affiliates have any obligation to and will make available to you confidential information obtained from other customers.

12. You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Tokyo District Court over any suit, action or proceeding arising out of or relating to this Commitment Letter, the Transaction or the other transactions contemplated hereby, the Term Sheet or any other Exhibit hereto or the performance of services hereunder or thereunder.

13. None of us, our affiliates, or you and/or your affiliates (or any employee, adviser or agent of any of them) shall, without the prior written consent of the other parties hereto, disclose, directly or indirectly, this Commitment Letter, the Term Sheet, the contents of any of the foregoing or the activities of us pursuant hereto or thereto (the “Confidential Information”) to any person, except that each of them may disclose the Confidential Information (i) to its and its affiliates’ officers, directors, employees, affiliates, agents, attorneys, accountants and advisors involved in the consideration of this matter on a confidential and need-to-know basis, (ii) as required by applicable law or compulsory legal process (in which case each of them disclosing the Confidential Information shall inform the other parties hereto promptly thereof to the extent permitted to do so), (iii) to the Company and its officers, directors, employees, affiliates, agents, attorneys, accountants and advisors directly involved in the Transaction and on a confidential and need-to-know basis or (iv) after your acceptance of this Commitment Letter, you may disclose the Commitment Letter and the Term Sheet in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges, as required by law.

14. We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (October 26, 2001), as amended) (the “PATRIOT Act”), we may be required to obtain, verify and record information that identifies you, which information includes your name and address, and other information that will allow us to identify you in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for us.

15. The indemnification, jurisdiction, governing law and confidentiality provisions contained herein (the “Surviving Provisions”) shall remain in full force and effect regardless of whether the Facility Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or our commitments hereunder. You may terminate our commitments hereunder at any time but even after the termination of our commitments, the Surviving Provisions shall remain in full force and effect.

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Please indicate your acceptance of the terms hereof by signing in the appropriate space below in the appropriate space below and returning to us the enclosed duplicate originals (or facsimiles or electronic copies) of this Commitment Letter by no later than 9:00 a.m., Japan time, on June 24, 2016, failing which our commitments hereunder will expire at such time. In the event that the Facility Documentation is not signed on or before December 31, 2016, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we agree to an extension (such agreement to an extension will not be unreasonably refused).

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transaction.

Very truly yours,

SUMITOMO MITSUI BANKING CORPORATION

By
Name: Manabu Narita
Title: Senior Managing Director

SUMITOMO MITSUI BANKING CORPORATION

By
Name: Takakazu Momoi
Title : General Manager
Toyama Corporate Business Office

Accepted and agreed to as of the date first written above:

Nichi-Iko Pharmaceutical Co., Ltd.

By
Name: Yuichi Tamura
Title : President & CEO

Exhibit A

Term Sheet

Project NASA

Term Sheet of Facility

for Nichi-Iko Pharmaceutical Co., Ltd.

Transaction Overview:

1.      Nichi-Iko Pharmaceutical Co., Ltd. (the “Borrower”) intends to enter into an Agreement and Plan of Merger (including all exhibits and schedules thereto, the “Acquisition Agreement”) among it, its newly formed wholly-owned subsidiary (the “Purchaser”) and Sagent Pharmaceuticals, Inc., a Delaware corporation, having its registered office at 1209 Orange Street, in the city of Wilmington, County of New Castle, State of Delaware 19801 (the “Company”), pursuant to which the Purchaser will commence a tender offer (the “Tender Offer”) to provide for the purchase of any and all of the issued and outstanding shares of common stock of the Company, following which the Purchaser will merge with and into the Company (the “Transaction”).

2.      The Borrower will finance the cost of the Transaction from the proceeds of loans under the Facility and the Borrower’s available cash.

Borrower:	Nichi-Iko Pharmaceutical Co., Ltd.

Arranger:	Sumitomo Mitsui Banking Corporation (“SMBC”)

Lender:	SMBC

Commitment Amount:	65,000,000,000 yen

Use of Proceeds:

(1)    To consummate the Transaction, including without limitations acquiring the shares in the Company and cashing out the existing shareholders of the Company

(2)    To refinance the existing debt of the Company

(3)    To pay the costs and expenses in relation to Paragraphs (1) and (2) above

(4)    To on-lend to the Borrower’s wholly-owned subsidiary incorporated in the United States (the “Merger Sub”) for the purpose of Paragraphs (1) through (3) above.

Execution Date (scheduled):	Not later than the expiration date of the Commitment Letter

Maximum Number of Drawdowns:	5 times
Drawdown Period:	Start: Execution Date

End: The earlier of (i) End Date as defined in the Acquisition Agreement or (ii) Maturity Date.

Currency:	Japanese yen

Reduction of Commitment	By giving at least ten (10) Business Days advance written notice, the Borrower can reduce the Commitment Amount in full or in part. The amount that can be reduced is the whole amount of the Commitment or, an integral multiple of one hundred (100) million yen which is not less than one thousand (1,000) million yen.

Once any part of the Commitment Amount is reduced, the Borrower may not restore the amount so reduced

Termination of Lender’s Obligation:	The Lender’s obligation to extend the Loan will terminate in the case of occurrence of any of the following events or circumstances:
(1) If the Drawdown Period has expired; or (2) If the Commitment Amount has been reduced to zero.

Maturity Date:	1st anniversary of the Execution Date

Repayment Method:	Lump sum on the Maturity Date

Interest Rate:	Base Rate plus Spread, payable in arrears (on a day-to-day basis, inclusive of the first day and exclusive of the last day, and on the basis of a year of 365 days)

Base Rate:	JPY 1-month JBA TIBOR

Business Day:	Any day except a day (i) which is a Saturday or a Sunday, or (ii) on which commercial banks are not required or authorized to remain open for the regular transaction of international and domestic business in Tokyo.

Spread:	Agreed separately

Commitment Fee	Agreed separately

Interest Period:	One (1) month.

Initial Expenses:	Reasonable outside attorneys’ fees, stamp duties and other reasonable out-of-pocket expenses incurred in connection with the preparation, negotiation and execution of the Loan Agreement and any other documents in connection with the Loan shall be paid by the Borrower.

<Definitions>

Drawdown :	Any advance of a Loan in accordance with the Loan Agreement

Drawdown Date:	Any date on which a Drawdown shall be made in accordance with the Loan Agreement

Event of Acceleration:	Event set forth in “Event of Acceleration” below

Fee Letter:	Any fee letters to be entered into between the Borrower and the Lender and/or the Arranger in respect of the fees (including Spread, Commitment Fee) of the Facility

HSR Act:	Hart-Scott-Rodino Antitrust Improvement Act of 1976

Loan:	Any Loan to be advanced under the Facility

Loan Agreement:	Definitive financing documentation for the Facility

Loan Documents:	The Loan Agreement, the Fee Letters and any other agreements ancillary thereto

Potential Event of Acceleration:	any event or circumstance which may constitute an Event of Acceleration with notice or the passage of time or both

Transaction Documents:	Acquisition Agreement and any other agreements ancillary thereto

<Main Terms and Conditions >

Conditions Precedent:	Subject to the Limited Conditionality Provisions, the borrowing will be subject only to the following conditions:

(1)    Submission of Loan Application:

The Borrower shall have delivered a fully filled request for drawdown in a prescribed form in the timing set forth in the Loan Agreement;

(2)    No Misrepresentation:

All of the Specified Representations and the Acquisition Agreement Representations are true and correct in all material respects.

(3)    Submission of Certain Documents by Borrower:

The Borrower has delivered to the Lender the following document in the form and substance satisfactory to the Lender:

(i)     a certified copy or certified extract of the minutes of the meeting of the board of directors where the execution and performance of the Loan Agreement is authorized in accordance with the applicable laws and regulations and the internal rules of the Borrower;

(ii)    a certified copy of the Transaction Documents; and

(iii)  a certificate by Borrower’s representative director attesting to satisfaction of the conditions precedent for the Loan Drawdown

(4)    Transaction and Transaction Documents:

The Tender Offer shall be consummated substantially concurrently with the closing and funding of the Loan under the Facility on the terms described in the Acquisition Agreement and no provision or condition of the Transaction Documents thereof shall have been cancelled, terminated or amended or waived in a manner that is materially adverse to the interests of the Lender without the Lender’s prior written consent (such consent shall not be unreasonably withheld, delayed or conditioned).[1]

Voluntary Prepayment:	Voluntary prepayment may be made only when the Borrower gives a written notice to the Lender by ten (10) Business Days in advance. The amount of prepayment shall be the amount of then-outstanding principal amount, or a whole multiple of one hundred (100) million yen (not less than one hundred (100) million yen). The Borrower shall pay accrued interest and break cost as notified by the Lender.

Mandatory Prepayment:	The Borrower shall prepay the Loan if it becomes illegal for the Lender to perform the Loan Agreement due to any reason which cannot be attributed to the Lender.

Default Interest:	14% per annum (on a day-to-day basis, inclusive of the first and the last days, and on the basis of a year of 365 days)

1	Clauses (8) and (9) deleted because they are covered under Clause (7) as revised.

Expenses, Taxes and Public Charges:	All reasonable out-of-pocket expenses incurred in connection with amendment and waiver as well as enforcement of the Loan Documents (including reasonable outside attorney’s fee), the stamp duties and any other similar taxes and public charges related to the Loan Documents, shall be paid by the Borrower.

Representations and Warranties:	The Borrower represents and warrants that each of the matters set forth below is true and correct as of the Execution Date and the Drawdown Date:

(1) Due Incorporation and Valid Existence:
The Borrower is a legal entity duly incorporated and validly existing under the applicable laws and regulations of the place of incorporation of the Borrower;

(2) Due Authorization:

The execution and delivery of, and the performance of the obligations under, the Loan Documents, and the consummation of any transactions contemplated thereby, by the Borrower are within the corporate purposes of the Borrower, and the Borrower has duly completed all procedures necessary therefor under the applicable laws and regulations, the articles of incorporation and other internal rules of the Borrower;

(3) No Violation of Laws and Regulations:

The execution and delivery of, and the performance of the obligations under, the Loan Documents, and the consummation of any transactions contemplated thereby, by the Borrower do not result in any violation or breach of the applicable laws and regulations, the articles of incorporation and other internal rules of the Borrower, or any material contract;

(4) Due Execution:

The person who signed or attached his/her name and seal to the Loan Documents as the representative of the Borrower is authorized to sign or attach his/her name and seal to the Loan Documents as the representative of the Borrower;

(5) Validity of Loan Documents:
The Loan Documents constitute legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with the terms of the Loan Documents;

(6) Accuracy of Financial Statements:
The financial statements of the Borrower submitted to the Lender are accurately and duly prepared in light of the generally-accepted accounting principles in Japan in all material respects;

(7) No Material Adverse Change:

After the last day of the fiscal year ending on March 31, 2016, there has occurred no material change, which is reasonably expected to result in a material adverse effect on the business, assets financial condition or prospects of the Borrower or the performance of the obligations of the Borrower under the Loan Agreement;

(8) No Material Litigation:
No lawsuit has commenced or is threatened to commence with respect to the Borrower, which is reasonably expected to materially adversely affect the performance by the Borrower of the obligations under the Loan Agreement;

(9) No Event of Acceleration:
Neither Event of Acceleration nor Potential Event of Acceleration has occurred and is continuing; and

(10) Antisocial Force Related Party:
The Borrower does not fall under any of the following Items (a) through (n) (“Antisocial Force Related Party”):

(a)    being a Boryokudan (meaning an organization which is likely to encourage its members (including the members of its member organization) to commit violent illegal activities, etc. as a group or on a regular basis; the same shall apply hereinafter in this Paragraph (10));

(b) being a Boryokudan Member (meaning a member of Boryokudan; the same shall apply hereinafter in this Paragraph (10));

(c) having ceased to be a Boryokudan Member within five (5) years;

(d)    being a Boryokudan Associate Member (meaning a person having a relationship with a Boryokudan, other than the Boryokudan Member, who is likely to commit violent illegal activities, etc. backed by the force of Boryokudan, or who cooperates with or engages in the maintenance or operation of a Boryokudan by supplying the Boryokudan or Boryokudan Members with funds, weapons, etc.; the same shall apply hereinafter in this Paragraph (10));

(e)    being a Boryokudan-related company (meaning a company with respect to which a Boryokudan Member is substantially involved in the management, a company managed by a Boryokudan Associate Member or former Boryokudan Member which actively cooperates with or engages in the maintenance or operation of a Boryokudan by supplying funds, etc., or a company which cooperates with the maintenance or operation of a Boryokudan by actively utilizing it in operating business);

(f)     being a sokaiya, etc. (meaning a sokaiya (a professional troublemaker at stockholders’ meetings), kaisha goro (a corporate racketeer) or other person who is likely to commit violent illegal activities, etc. to obtain unfair profits from the corporations, etc. and thereby threaten safe civic life);

(g)    being a shakai undo to hyobo goro (meaning a person who is likely to commit violent illegal activities, etc. to obtain unfair profit by pretending or advocating social or political movement and thereby threaten safe civic life);

(h)    being a tokushu chino boryoku shudan, etc. (meaning a group or person, other than those specified in Items (a) through (g) above, who plays a core role in structural unfairness by utilizing the force of a Boryokudan backed by the relationship, or by having a financial connection with a Boryokudan);

(i) being any other person similar to those specified in Items (a) through (h) above;

(j)     having a relationship with any person specified in Items (a) through (i) above (hereinafter referred to as the “Boryokudan Member, etc.” in this Paragraph (10)) so that its management is deemed to be controlled by such Boryokudan Member, etc.;

(k) having a relationship with any Boryokudan Member, etc. so that such Boryokudan Member, etc. is deemed to be substantially involved in its management;

(l)     having a relationship with any Boryokudan Member, etc. so that it is deemed to improperly utilize such Boryokudan Member, etc. for the purpose of seeking an illicit profit for itself or any third party or giving damage to any third party;

(m) having a relationship with any Boryokudan Member, etc. so that it is deemed to supply funds, etc. or provide favors to such Boryokudan Member, etc.; or

(n) having an officer or any person substantially involved in its management who has a socially reprehensive relationship with any Boryokudan Member, etc.

Covenants:	The Borrower covenants to perform, at its expense, the matters set forth below until all of the obligations under the Loan Agreement are completely performed:

(1) Reporting Covenants:

(a) If any Event of Acceleration or Potential Event of Acceleration has occurred and is continuing, or is likely to occur, the Borrower shall promptly notify the Lender thereof.

(b)    The Borrower shall promptly provide the Lender such additional information regarding the business or financial matters of the Borrower as is reasonably available, or regarding compliance with the terms of the Loan Agreement as the Lender may from time to time reasonably request.

(c)    If the Borrower becomes aware of occurrence of any material change with respect to the conditions of the business, assets, financial condition or prospects of the Borrower, or commencement of any lawsuit, which may materially affect the performance of the obligations of the Borrower under the Loan Agreement, the Borrower shall promptly notify the Lender thereof.

(d)    If the Borrower becomes aware of any events or circumstances which would make the matters set forth in “Representations and Warranties” above untrue or incorrect in any material respect, the Borrower shall promptly notify the Lender thereof.

(2) Negative pledge:

The Borrower shall not sell, hypothecate or otherwise dispose of any share in the Company or the Merger Sub.

(3) Affirmative Covenants:

(a)    The Borrower shall maintain licenses and other similar permits that are necessary to conduct its main business, and continue to carry out the business in compliance with all the applicable laws and regulations, except where the failure to maintain such licenses or permits could not reasonably be expected to result in a material adverse effect on the Borrower’s business, assets, financial condition, prospects or ability to satisfy its obligations under the Loan Agreement.

(b) The Borrower shall complete the Transaction in accordance with the Transaction Documents.

(c)    The Borrower shall comply in all respects with the applicable laws and regulations, the violation of which will cause adverse effects on the performance by the Borrower of the obligations under the Loan Agreement.

(4) Negative Covenants:

(a) The Borrower shall not change its main business in any material respect.

(b)    Unless otherwise specified in the applicable laws and regulations, the Borrower shall not subordinate the payments of any and all of its debts under the Loan Agreement to the payments of any unsecured and unsubordinated debts, or at least shall treat them pari passu.

(c)    Unless the Lender gives its prior written consent (such consent shall not be unreasonably withheld, delayed or conditioned), the Borrower shall not implement any corporate nature change (“soshiki-henkou” as defined in Article 2, Item 26 of the Companies Act of Japan), merger, demerger, share exchange or share transfer of, assignment of material business of, or capital reduction of, the Borrower, which transaction will or may materially cause adverse effects on the performance by the Borrower of the obligations under the Loan Agreement.

(d)    Unless the Lender gives its prior written consent (such consent shall not be unreasonably withheld, delayed or conditioned), the Borrower shall not sell, transfer or otherwise dispose of the shares of the Company.

(e)    Unless the Lender gives its prior written consent (such consent shall not be unreasonably withheld, delayed or conditioned), the Borrower shall not change or amend the Transaction Documents in a manner that is materially adverse to the interests of the Lender.

(f) The Borrower shall not be Antisocial Force Related Party.

(g) The Borrower shall not commit, or cause any third party to commit, any of the following acts:

(i) violent demand;

(ii) unfair demand exceeding legal liabilities;

(iii) menacing or violent acts with respect to transactions;

(iv) acts to impair the credit of the Lender by spreading rumors or using deceptive scheme or force, or obstruct the business of the Lender; or

(v) other acts similar to those specified in Sub-items (i) through (iv) above.

Event of Acceleration:	If any of the events set forth below has occurred with respect to the Borrower, all of the obligations of the Borrower under the Loan Agreement shall become due and payable:

(1) Events of Automatic Acceleration:

(a)    If any payment by the Borrower has been suspended, or if a petition (including any similar petition filed in any jurisdiction outside Japan) for the commencement of bankruptcy procedures, commencement of civil rehabilitation procedures, commencement of corporate reorganization procedures, commencement of special liquidation and other similar legal insolvency proceedings (collectively the “Insolvency Proceedings”) against the Borrower is filed in Japan or any other jurisdiction by itself or a third party; provided, however, that if a petition for the Insolvency Proceedings is frivolous or abusive on its face, such petition shall not constitute an Event of Acceleration;

(b) If the Borrower adopts a resolution for dissolution or is given an order for dissolution;

(c) If the Borrower abolishes its business;

(d)    If the Borrower has received a disposition to suspend transactions with a clearinghouse (including any similar disposition in any jurisdiction outside Japan), or a disposition to suspend transactions by densai.net Co., Ltd. or a similar disposition by any other electronic monetary claim recording institution (including any similar disposition in any jurisdiction outside Japan); or

(e)    If any order or notice of provisional attachment, preservative attachment or attachment (including any similar procedure taken in any jurisdiction outside Japan) has been sent out, or any adjudication that orders an enforcement of preservative attachment or attachment (including any similar adjudication rendered in any jurisdiction outside Japan) has been rendered, with respect to the deposit receivables or other receivables held by the Borrower against a Lender, and such order or notice has not been cancelled within 10 days.

(2) Events of Acceleration upon Notice:

(a) If the Borrower has defaulted in performing when due its monetary obligations, whether under the Loan Agreement or not, payable to the Lender and such failure is not cured within 5 Business Days;

(b)    If any of the matters set forth in “Representations and Warranties” above has been found to be untrue in any material respect (in the case such breach is curable, only if such breach has not been cured within ten (10) Business Days after (i) the Borrower has recognized such breach or (ii) the Lender has notified the Borrower to that effect);

(c)    Except for the cases set forth in Item (a) above, if the Borrower has breached any of its obligations under the Loan Agreement in any material respect (or, in the case such breach is curable, if the Borrower has committed such breach and such breach has not been cured within ten (10) Business Days after (i) the Borrower has recognized such breach or (ii) the Lender has notified the Borrower to that effect);

(d) If any of the outstanding corporate bonds issued by the Borrower has been accelerated;

(e)    If (i) the Borrower has defaulted in performing the payment of its financial indebtedness other than those under the Loan Agreement, or any of such obligation has been accelerated, or (ii) if the Borrower has defaulted in performing its guarantee obligations for the benefit of a third party when such guarantee obligations have become due and payable;

(f)     If the Borrower has suspended its material business or received dispositions, such as a suspension of its material business or the like (including any similar disposition in any jurisdiction outside Japan), from the competent government authority;

(g) If the Borrower starts the debt-workout procedures;

(h) If any loan provided by SMBC to the Borrower or its subsidiary other than the Loan is accelerated;

(i)     If, after the completion of the Transaction, the Borrower’s voting rights ratio of the Company’s shares falls below 100% (on a fully-diluted basis) without the Lender’s prior written consent (such consent shall not be unreasonably withheld, delayed or conditioned); or

(j) If the business or financial condition of the Borrower has substantially deteriorated, which have a material adverse effect on the Borrower’s performance of the Loan Documents.

Amendment:	The Loan Agreement may not be amended except as agreed in writing by the Borrower and the Lender.

General Provisions:	(1) Confidentiality Obligations

The Lender shall maintain the confidentiality of all information provided by the Borrower to the Lender in connection with the Loan Agreement, with exceptions customary in the market.

(2) Compensation and Indemnification

The Borrower will not make any claim against the Lender for any damages incurred by it as a result of the Lender taking any actions permitted under the Loan Agreement (including deciding not to make the Loan and providing the Borrower with a notice in accordance with Paragraph (2) of “Event of Acceleration” above) due to a violation of the Loan Agreement by the Borrower or the fact that any of the Items in “Representations and Warranties” above is not true (including the fact that any of the matters set forth in Paragraph (10) thereof is not true, a violation of Paragraph (4), Item (f) or (g) of “Covenants” above). The Borrower shall indemnify the Lender against any damages incurred by it that arise as a result of the foregoing.

(3) Currency Indemnity

In the event that a judgment or order is rendered or issued by any court for the payment of the principal of or interest on the Loan or any other amount payable to the Lender under the Loan Agreement, and such judgment or order is expressed in a currency other than the currency in which the obligations of the Borrower under the Loan Agreement must be paid (hereinafter referred to as the “Currency of Payment”), or is expressed in the Currency of Payment but is to be enforced in a currency other than the Currency of Payment, any amount received or recovered in such other currency by the Lender in respect of such judgment or order shall only constitute a discharge to the Borrower to the extent of the amount received or recovered in the Currency of Payment and the Borrower shall undertake to pay to the Lender the amount necessary to make up any deficiency arising or resulting from any variation in rates of exchange between (a) the date as of which any amount expressed in the Currency of Payment is (or is to be treated as) converted into such other currency for the purposes of any such judgment or order and (b) the date or dates of discharge of such judgment or order (or a part thereof). The undertaking in this Paragraph (3) shall constitute a separate and independent obligation of the Borrower from its other obligations, shall give rise to a separate and independent cause of action against the Borrower, shall apply irrespective of any indulgence granted by the Lender from time to time, and shall continue in full force and effect notwithstanding any judgment or order.

(4) Calculations

Unless otherwise expressly set forth with respect to any calculation made under the Loan Agreement, all calculations shall be made on a day-to-day basis, inclusive of the first day and exclusive of the last day, and on the basis of a year of 365 days, wherein the division shall be done at the end of the calculation, and fractions less than one yen (JPY 1) shall be rounded down.

(5) Governing Law and Jurisdiction

The Loan Agreement shall be governed by the laws of Japan, and the Tokyo District Court shall be the competent court of non-exclusive agreed jurisdiction over any disputes arising in connection with the Loan Agreement.

(6) Language

The Loan Agreement shall be prepared in the Japanese language.

(7) Time

All references to time in the Loan Agreement shall mean Tokyo time, unless otherwise expressly set forth in the Loan Agreement.